EXHIBIT (E)(1)

EXCERPTS FROM THE PROSPECTUS OF

WELLS REAL ESTATE INVESTMENT TRUST, INC.

DATED JULY 26, 2002

Independent Director Stock Option Plan

Our Independent Director Stock Option Plan (Director Option Plan) was approved by our stockholders at the annual stockholders meeting held June 16, 1999. We issued non-qualified stock options to purchase 2,500 shares (Initial Options) to each independent director pursuant to our Director Option Plan. In addition, we issued options to purchase 1,000 shares to each independent director then in office in connection with the 2000, 2001 and 2002 annual meeting of stockholders and will continue to issue options to purchase 1,000 shares (Subsequent Options) to each independent director then in office on the date of each annual stockholders’ meeting. The Initial Options and the Subsequent Options are collectively referred to as the “Director Options.” Director Options may not be granted at any time when the grant, along with grants to other independent directors, would exceed 10% of our issued and outstanding shares. As of the date of this prospectus, each independent director (except for Michael R. Buchanan, who was recently appointed as an independent director and will be awarded 2,500 Initial Options) had been granted options to purchase a total of 5,500 shares under the Director Option Plan, of which 3,000 of those options were exercisable.

The exercise price for the Initial Options is $12.00 per share. The exercise price for the Subsequent Options is the greater of (1) $12.00 per share or (2) the fair market value of the shares on the date they are granted. Fair market value is defined generally to mean:

•	the average closing price for the five consecutive trading days ending on such date if the shares are traded on a national exchange;

•	the average of the high bid and low asked prices if the shares are quoted on NASDAQ;

•	the average of the last 10 sales made pursuant to a public offering if there is a current public offering and no market maker for the shares;

•	the average of the last 10 purchases (or fewer if less than 10 purchases) under our share redemption program if there is no current public offering; or

•	the price per share under the dividend reinvestment plan if there are no purchases under the share redemption program.

One-fifth of the Initial Options were exercisable beginning on the date we granted them, one-fifth of the Initial Options became exercisable beginning in July 2000, one-fifth of the Initial Options became exercisable beginning in July 2001, one fifth of the Initial Options became exercisable beginning in July 2002 and the remaining one-fifth of the Initial Options will become exercisable beginning in July 2003. The Subsequent Options granted in connection with the 2000 annual stockholders’ meeting became exercisable in June 2002. The remaining Subsequent Options granted under the Director Option Plan will become exercisable on the second anniversary of the date we grant them.

A total of 100,000 shares have been authorized and reserved for issuance under the Director Option Plan. If the number of outstanding shares is changed into a different number or kind of shares or securities through a reorganization or merger in which the Wells REIT is the surviving entity, or through a combination, recapitalization or otherwise, an appropriate adjustment will be made in the number and kind of shares that may be issued pursuant to exercise of the Director Options. A corresponding adjustment to the exercise price of the Director Options granted prior to any change will also be made. Any such adjustment, however, will not change the total payment, if any, applicable to the portion of the Director Options not exercised, but will change only the exercise price for each share.

Options granted under the Director Option Plan shall lapse on the first to occur of (1) the tenth anniversary of the date we grant them, (2) the removal for cause of the independent director as a member of the board of directors, or (3) three months following the date the independent director ceases to be a director for any reason other than death or disability, and may be exercised by payment of cash or through the delivery of common stock. Director Options granted under the Director Option Plan are generally exercisable in the case of death or disability for a period of one year after death or the disabling event. No Director Option issued may be exercised if such exercise would jeopardize our status as a REIT under the Internal Revenue Code.

The independent directors may not sell, pledge, assign or transfer their options other than by will or the laws of descent or distribution.

Upon the dissolution or liquidation of the Wells REIT, upon our reorganization, merger or consolidation with one or more corporations as a result of which we are not the surviving corporation or upon sale of all or substantially all of our properties, the Director Option Plan will terminate, and any outstanding Director Options will terminate and be forfeited. The board of directors may provide in writing in connection with any such transaction for any or all of the following alternatives:

•	for the assumption by the successor corporation of the Director Options granted or the replacement of the Director Options with options covering the stock of the successor corporation, or a parent or subsidiary of such corporation, with appropriate adjustments as to the number and kind of shares and exercise prices;

•	for the continuance of the Director Option Plan and the Director Options by such successor corporation under the original terms; or

•	for the payment in cash or shares of common stock in lieu of and in complete satisfaction of such options.

Independent Director Warrant Plan

Our Independent Director Warrant Plan (Director Warrant Plan) was approved by our stockholders at the annual stockholders meeting held June 28, 2000. Our Director Warrant Plan provides for the issuance of warrants to purchase shares of our common stock (Warrants) to independent directors based on the number of shares of common stock that they purchase. The purpose of the Director Warrant Plan is to encourage our independent directors to purchase shares of our common stock. Beginning on the effective date of the Director Warrant Plan and continuing until the earlier to occur of (1) the termination of the Director Warrant Plan by action of the board of directors or otherwise, or (2) 5:00 p.m. EST on the date of listing of our shares on a national securities exchange, each independent director will receive one Warrant for every 25 shares of common stock he purchases. The exercise price of the Warrants will be $12.00 per share.

A total of 500,000 Warrants have been authorized and reserved for issuance under the Director Warrant Plan, each of which will be redeemable for one share of our common stock. Upon our dissolution or liquidation, or upon a reorganization, merger or consolidation, where we are not the surviving corporation, or upon our sale of all or substantially all of our properties, the Director Warrant Plan shall terminate, and any outstanding Warrants shall terminate and be forfeited; provided, however, that holders of Warrants may exercise any Warrants that are otherwise exercisable immediately prior to the effective date of the dissolution, liquidation, consolidation or merger. Notwithstanding the above, our board of directors may provide in writing in connection with any such transaction for any or all of the following alternatives: (1) for the assumption by the successor corporation of the Warrants theretofore granted or the substitution by such corporation for such Warrants of awards covering the stock of the successor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (2) for the continuance of the Director Warrant Plan by such successor corporation in which event the Director Warrant Plan and the Warrants shall continue in the manner and under the terms so provided; or (3) for the payment in cash or shares in lieu of and in complete satisfaction of such Warrants.

No Warrant may be sold, pledged, assigned or transferred by an independent director in any manner other than by will or the laws of descent or distribution. All Warrants exercised during the independent director’s lifetime shall be exercised only by the independent director or his legal representative. Any transfer contrary to the Director Warrant Plan will nullify and render void the Warrant. Notwithstanding any other provisions of the Director Warrant Plan, Warrants granted under the Director Warrant Plan shall continue to be exercisable in the case of death or disability of the independent director for a period of one year after the death or disabling event, provided that the death or disabling event occurs while the person is an independent director. No Warrant issued may be exercised if such exercise would jeopardize our status as a REIT under the Internal Revenue Code.

Conflicts of Interest

We are subject to various conflicts of interest arising out of our relationship with Wells Capital, our advisor, and its affiliates, including conflicts related to the arrangements pursuant to which Wells Capital and its affiliates will be compensated by the Wells REIT. (See “Management Compensation.”)

The independent directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise and have a statutory obligation to act in the best interest of the stockholders. (See “Management – Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents. “) These conflicts include, but are not limited to, the following:

Interests in Other Real Estate Programs

Wells Capital and its affiliates are general partners of other Wells programs, including partnerships which have investment objectives similar to those of the Wells REIT, and we expect that they will organize other such partnerships and programs in the future. Wells Capital and such affiliates have legal and financial obligations with respect to these partnerships that are similar to their obligations to the Wells REIT. As general partners, they may have contingent liability for the obligations of such partnerships as well as those of the Wells REIT that, if such obligations were enforced against them, could result in substantial reduction of their net worth.

Wells Capital and its affiliates are currently sponsoring a real estate program known as Wells Real Estate Fund XIII, L.P. (Wells Fund XIII). The registration statement of Wells Fund XIII was declared effective by the Securities and Exchange Commission (SEC) on March 29, 2001 for the offer and sale to the public of up to 4,500,000 units of limited partnership interest at a price of $10.00 per unit.

As described in the “Prior Performance Summary,” Wells Capital and its affiliates have sponsored the following 14 public real estate programs with substantially identical investment objectives as those of the Wells REIT:

1.	Wells Real Estate Fund I (Wells Fund I),

2.	Wells Real Estate Fund II (Wells Fund II),

3.	Wells Real Estate Fund II-OW (Wells Fund II-OW),

4.	Wells Real Estate Fund III, L.P. (Wells Fund III),

5.	Wells Real Estate Fund IV, L.P. (Wells Fund IV),

6.	Wells Real Estate Fund V, L.P. (Wells Fund V),

7.	Wells Real Estate Fund VI, L.P. (Wells Fund VI),

8.	Wells Real Estate Fund VII, L.P. (Wells Fund VII),

9.	Wells Real Estate Fund VIII, L.P. (Wells Fund VIII),

10.	Wells Real Estate Fund IX, L.P. (Wells Fund IX),

11.	Wells Real Estate Fund X, L.P. (Wells Fund X),

12.	Wells Real Estate Fund XI, L.P. (Wells Fund XI),

13.	Wells Real Estate Fund XII, L.P. (Wells Fund XII), and

14.	Wells Real Estate Fund XIII, L.P. (Wells Fund XIII).

In the event that the Wells REIT, or any other Wells program or other entity formed or managed by Wells Capital or its affiliates is in the market for similar properties, Wells Capital will review the investment portfolio of each such affiliated entity prior to making a decision as to which Wells program will purchase such properties. (See “Certain Conflict Resolution Procedures.”)

Wells Capital or one of its affiliates may acquire, for its own account or for private placement, properties which it deems not suitable for purchase by the Wells REIT, whether because of the greater degree of risk, the complexity of structuring inherent in such transactions, financing considerations or for other reasons, including properties with potential for attractive investment returns.

Other Activities of Wells Capital and its Affiliates

We rely on Wells Capital for the day-to-day operation of our business. As a result of its interests in other Wells programs and the fact that it has also engaged and will continue to engage in other business activities, Wells Capital and its affiliates will have conflicts of interest in allocating their time between the Wells REIT and other Wells programs and activities in which they are involved. (See “Risk Factors – Investment Risks.”) However, Wells Capital believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all of the Wells programs and ventures in which they are involved.

In addition, certain of our executive officers and directors are also officers and directors of Wells Capital, our advisor and the general partner of the various real estate programs sponsored by Wells Capital and its affiliates described above, Wells Management, our Property Manager, and Wells Investment Securities, our Dealer Manager, and as such, owe fiduciary duties to these various entities and their stockholders and limited partners. Such fiduciary duties may from time to time conflict with the fiduciary duties owed to the Wells REIT and its stockholders. (See “Risk Factors – Investment Risks. “)

In addition to the real estate programs sponsored by Wells Capital and its affiliates described above, Wells Capital and its affiliates are also sponsoring an index mutual fund that invests in various REIT stocks known as the Wells S&P REIT Index Fund (REIT Index Fund). The REIT Index Fund is a mutual fund which seeks to provide investment results corresponding to the performance of the S&P REIT Index by investing in the REIT stocks included in the S&P REIT Index.

We may purchase or lease a property from Wells Capital or its affiliates upon a finding by a majority of our board of directors, including a majority of the independent directors, not otherwise interested in the transaction, that such transaction is competitive and commercially reasonable to the Wells REIT and at a price no greater than the cost of the property; provided, however, if the price is in excess of the cost of such property, that substantial justification for such excess exists and such excess is reasonable and the acquisition is disclosed. In no event may the Wells REIT:

•	loan funds to Wells Capital or any of its affiliates; or

•	enter into agreements with Wells Capital or its affiliates for the provision of insurance covering the Wells REIT or any of our properties.

Competition

Conflicts of interest will exist to the extent that we may acquire properties in the same geographic areas where other Wells programs own properties. In such a case, a conflict could arise in the leasing of properties in the event that the Wells REIT and another Wells program were to compete for the same tenants in negotiating leases, or a conflict could arise in connection with the resale of properties in the event that the Wells REIT and another Wells program were to attempt to sell similar properties at the same time. (See “Risk Factors – Investment Risks”). Conflicts of interest may also exist at such time as the Wells REIT or our affiliates managing property on our behalf seek to employ developers, contractors or building managers as well as under other circumstances. Wells Capital will seek to reduce conflicts relating to the employment of developers, contractors or building managers by making prospective employees aware of all such properties seeking to employ such persons. In addition, Wells Capital will seek to reduce conflicts which may arise with respect to properties available for sale or rent by making prospective purchasers or tenants aware of all such properties. However, these conflicts cannot be fully avoided in that Wells Capital may establish differing compensation arrangements for employees at different properties or differing terms for resales or leasing of the various properties.

Affiliated Dealer Manager

Since Wells Investment Securities, our Dealer Manager, is an affiliate of Wells Capital, we will not have the benefit of an independent due diligence review and investigation of the type normally performed by an unaffiliated, independent underwriter in connection with the offering of securities. (See “Plan of Distribution.”)

Affiliated Property Manager

Since we anticipate that properties we acquire will be managed and leased by Wells Management, our Property Manager, we will not have the benefit of independent property management. (See “Management – Affiliated Companies.”)

Lack of Separate Representation

Holland & Knight LLP is counsel to the Wells REIT, Wells Capital, Wells Investment Securities and their affiliates in connection with this offering and may in the future act as counsel to the Wells REIT, Wells Capital, Wells Investment Securities and their various affiliates. There is a possibility that in the future the interests of the various parties may become adverse. In the event that a dispute were to arise between the Wells REIT and Wells Capital, Wells Investment Securities or any of their affiliates, separate counsel for such matters will be retained as and when appropriate.

Joint Ventures with Affiliates of Wells Capital

We have entered into joint ventures with other Wells programs to acquire and own properties and are likely to enter into one or more joint venture agreements with other Wells programs for the acquisition, development or improvement of properties. (See “Investment Objectives and Criteria – Joint Venture Investments.”) Wells Capital and its affiliates may have conflicts of interest in determining which Wells program should enter into any particular joint venture agreement. The co-venturer may have economic or business interests or goals which are or which may become inconsistent with our business interests or goals. In addition, should any such joint venture be consummated, Wells Capital may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated co-venturer and in managing the joint venture. Since Wells Capital and its affiliates will control both the affiliated co-venturer and, to a certain extent, the Wells REIT, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers. (See “Risk Factors – Investment Risks.”)

Receipt of Fees and Other Compensation by Wells Capital and its Affiliates

A transaction involving the purchase and sale of properties may result in the receipt of commissions, fees and other compensation by Wells Capital and its affiliates, including acquisition and advisory fees, the dealer manager fee, property management and leasing fees, real estate brokerage commissions, and participation in nonliquidating net sale proceeds. However, the fees and compensation payable to Wells Capital and its affiliates relating to the sale of properties are subordinated to the return to the stockholders of their capital contributions plus cumulative returns on such capital. Subject to oversight by our board of directors, Wells Capital has considerable discretion with respect to all decisions relating to the terms and timing of all transactions. Therefore, Wells Capital may have conflicts of interest concerning certain actions taken on our behalf, particularly due to the fact that such fees will generally be payable to Wells Capital and its affiliates regardless of the quality of the properties acquired or the services provided to the Wells REIT. (See “Management Compensation.”)

Every transaction we enter into with Wells Capital or its affiliates is subject to an inherent conflict of interest. The board may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and any affiliate. A majority of the independent directors who are otherwise disinterested in the transaction must approve each transaction between us and Wells Capital or any of its affiliates as being fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

Certain Conflict Resolution Procedures

In order to reduce or eliminate certain potential conflicts of interest, our articles of incorporation contain a number of restrictions relating to (1) transactions we enter into with Wells Capital and its affiliates, (2) certain future offerings, and (3) allocation of properties among affiliated entities. These restrictions include, among others, the following:

•	Except as otherwise described in this prospectus, we will not accept goods or services from Wells Capital or its affiliates unless a majority of our directors, including a majority of the independent directors, not otherwise interested in the transactions, approve such transactions as fair and reasonable to the Wells REIT and on terms and conditions not less favorable to the Wells REIT than those available from unaffiliated third parties.

•	We will not purchase or lease properties in which Wells Capital or its affiliates has an interest without a determination by a majority of our directors, including a majority of the independent directors, not otherwise interested in such transaction, that such transaction is competitive and commercially reasonable to the Wells REIT and at a price to the Wells REIT no greater than the cost of the property to Wells Capital or its affiliates, unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will we acquire any such property at an amount in excess of its appraised value. We will not sell or lease properties to Wells Capital or its affiliates or to our directors unless a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction, determine the transaction is fair and reasonable to the Wells REIT.

•	We will not make any loans to Wells Capital or its affiliates or to our directors. In addition, Wells Capital and its affiliates will not make loans to us or to joint ventures in which we are a joint venture partner for the purpose of acquiring properties. Any loans made to us by Wells Capital or its affiliates or our directors for other purposes must be approved by a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction, as fair, competitive and commercially reasonable, and no less favorable to the Wells REIT than comparable loans between unaffiliated parties. Wells Capital and its affiliates shall be entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of the Wells REIT or joint ventures in which we are a joint venture partner, subject to the limitation on reimbursement of operating expenses to the extent that they exceed the greater of 2% of our average invested assets or 25% of our net income, as described in the “Management – The Advisory Agreement” section of this prospectus.

•	In the event that an investment opportunity becomes available which is suitable, under all of the factors considered by Wells Capital, for the Wells REIT and one or more other public or private entities affiliated with Wells Capital and its affiliates, then the entity which has had the longest period of time elapse since it was offered an investment opportunity will first be offered such investment opportunity. In determining whether or not an investment opportunity is suitable for more than one program, Wells Capital, subject to approval by our board of directors, shall examine, among others, the following factors:

•	the cash requirements of each program;

•	the effect of the acquisition both on diversification of each program’s investments by type of commercial property and geographic area, and on diversification of the tenants of its properties;

•	the policy of each program relating to leverage of properties;

•	the anticipated cash flow of each program;

•	the income tax effects of the purchase of each program;

•	the size of the investment; and

•	the amount of funds available to each program and the length of time such funds have been available for investment.

If a subsequent event or development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of our board of directors and Wells Capital, to be more appropriate for a program other than the program that committed to make the investment, Wells Capital may determine that another program affiliated with Wells Capital or its affiliates will make the investment. Our board of directors has a duty to ensure that the method used by Wells Capital for the allocation of the acquisition of properties by two or more affiliated programs seeking to acquire similar types of properties shall be reasonable.